[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 22, 2020

Via EDGAR and Courier

Sherry Haywood

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Arconic Rolled Products Corporation Registration Statement on Form 10-12B Filed December 17, 2019 File No. 001-39162

Dear Ms. Haywood and Ms. Timmons-Pierce:

On behalf of our client, Arconic Rolled Products Corporation (“ARPC”), set forth below is the response of ARPC to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated January 7, 2020, regarding ARPC’s registration statement on Form 10-12B (File No. 001-39162) (together with the exhibits filed therewith, including the information statement filed as Exhibit 99.1 thereto, the “Registration Statement”), which was filed with the Securities and Exchange Commission on December 17, 2019. In connection with this letter responding to the Staff’s comments, ARPC is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to filing this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of ARPC. All page references in the response set forth below refer to pages of Amendment No. 1.

Form 10

Management’s Discussion and Analysis of Financial Condition and Results of Operations Segment Information, page 88

1.	We note your response to prior comment 2; however, it continues to appear to us that you should revise your disclosures to quantify the impact of the factors that you identify as impacting segment sales and segment operating profit during each period presented, including the impact of changes in aluminium prices and volume sold and discuss the underlying factors that led to those changes. In this regard, it appears to us that Arconic provides quantified disclosures related to the impact of changes in aluminium prices and volume sold in earnings releases and analyst calls.

U.S. Securities and Exchange Commission

January 22, 2020

Response: In response to the Staff’s comment, ARPC has revised its disclosures on pages 110 and 111 of Amendment No. 1 to quantify the impact of changes in aluminum prices on segment sales and segment operating profit, consistent with ParentCo’s earnings releases and analyst calls. Please note, ARPC did not include similar disclosures on pages 97 through 99 of Amendment No. 1 for the 2018 annual period compared to the 2017 annual period and the 2017 annual period compared to the 2016 annual period primarily because the information is not readily available due to changes in organizational structure.

In future filings, ARPC will review its disclosures to determine if any additional factors that are material can be practicably quantified, and, if so, ARPC will provide the appropriate additional disclosure during each period presented.

Financial Statements

Statement of Changes in Combined Equity, page F-7

2.	We note your response to prior comment 5; however, based on the significance of transactions with the ParentCo, it continues to appear to us that you should provide an analysis of the components included in the change in ParentCo contribution during each period presented and, to the extent applicable, reconcile those components to existing disclosures related to cost allocations and financing amounts reflected in the statements of cash flows.

Response: In response to the Staff’s comment, please see the following table for an analysis and reconciliation of the change in ParentCo contribution:

	For the year ended December 31,			For the nine months ended September 30,
	2018	2017	2016	2019	2018
Net transfers (to) from Parent Company(1)	$ (531)	$ 148	$ (292)	$ (69)	$ (131)
Cost allocations:
Depreciation and amortization(2)	10	10	8	9	7
Restructuring and other charges(2)	50	6	9	5	(3)
Other expenses (income), net(3)	4	(267)	3	4	3
Foreign currency impact	106	262	(377)	(88)	(41)
Other	22	39	26	28	18
Change in ParentCo contribution	$ (339)	$ 198	$ (623)	$ (111)	$ (147)

(1) See the Financing Activities section of the Statement of Combined Cash Flows on page F-6 of Amendment No. 1 for the year ended December 31, 2018, 2017, and 2016 and on page F-47 of Amendment No. 1 for the nine months ended September 30, 2019 and 2018.

(2) See Cost Allocations in Note A to the Combined Financial Statements on page F-9 of Amendment No. 1 for the year ended December 31, 2018, 2017, and 2016 and on page F-50 of Amendment No. 1 for the nine months ended September 30, 2019 and 2018.

U.S. Securities and Exchange Commission

January 22, 2020

(3) These amounts represent an allocation of the loss (gain) on sale of corporate assets and were included in the allocation amounts on page F-9 of Amendment No. 1 for the year ended December 31, 2018, 2017, and 2016 and on page F-50 of Amendment No. 1 for the nine months ended September 30, 2019 and 2018.

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1128 or KLCain@wlrk.com, or my colleague Mark A. Stagliano at (212) 403-1060 or MAStagliano@wlrk.com.

Very truly yours,

/s/ Karessa L. Cain
Karessa L. Cain

cc:	Katherine H. Ramundo, Arconic Inc. Margaret Lam, Arconic Inc. Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz